SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 1-8903

Moore Medical Corp.

(Exact name of registrant as specified in its charter)

389 John Downey Drive, New Britain, Connecticut 06050, Telephone (860) 826-3600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share, and
Rights to Purchase Series I Junior Preferred Stock, $1.00 par value per share
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[x]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[x]

     Approximate number of holders of record as of the certification or notice date:

Common Stock: 1 holder
Rights to Purchase Series I Junior Preferred Stock: 0 holders

     Pursuant to the requirements of the Securities Exchange Act of 1934, Moore Medical Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: April 1, 2004	/s/ Nicholas A. Loiacono
Nicholas A. Loiacono
Vice President and Treasurer